December 13, 2016

VIA EDGAR

Dominic Minore, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Saratoga Investment Corp.
Registration Statement on Form N-2
(File No. 333-214182)

Dear Mr. Minore:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Saratoga Investment Corp. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on December 13, 2016, at 4:00 p.m., or as soon thereafter as practicable.

Saratoga Investment Corp.

By:	/s/ Henri J. Steenkamp
Henri J. Steenkamp Chief Financial Officer

LADENBURG THALMANN & CO. INC.

570 Lexington Avenue

12th Floor

New York, New York 10022

December 13, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Saratoga Investment Corp. Registration Statement on Form N-2 File No.: 333-214182

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the several underwriters of the proposed public offering of notes due 2023 of Saratoga Investment Corp. (the “Company”), hereby joins in the request of the Company that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m. on December 13, 2016, or as soon thereafter as practicable.

Very truly yours,

LADENBURG THALMANN & CO. INC., as representative of the several underwriters

By:	/s/ Steven Kaplan
Name:	Steven Kaplan
Title:	Head of Capital Markets